

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

May 22, 2008

<u>VIA U.S. MAIL and FACSIMILE (781) 440-9528</u>

Paul J. Murphy
Chief Financial Officer
Apogee Technology, Inc.
129 Morgan Drive
Norwood, MA

   RE: **Apogee Technology, Inc.**
      Form 10-KSB for the fiscal year ended December 31, 2007
      Filed March 31, 2008
      File No. 001-10456

Dear Mr. Murphy:

   We have reviewed your filing and have the following comments. We have limited our review of your filing to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended December 31, 2007

Item 3.   Legal Proceedings, page 14

1.   We reference the disclosure of the SEC investigation related to the restatement of
        your financial statements in 2004. Please revise future filings to present all of the
        relevant information required by Item 103 of Regulation S-K or provide us your
        analysis as to why such information is not required. Please also respond with
        respect to the Joseph Shamy v. Herbert M. Stein matter.

Item 6. Management's Discussion and Analysis or Plan of Operation, page 16

Critical Accounting Policies and Estimates, page 17

Liquidity and Capital Resources, page 23

2.   We note that there is substantial doubt about your ability to continue as a going
        concern due to recurring operating losses and negative cash flows from operations
        and that you will need significant additional capital to fund the development of
        your business. In future filings please expand the disclosure in this section to
        disclose the following:
        •   Your plan of operation for the next twelve months, including a discussion of
            how long you can satisfy your cash requirements and how you will raise
            additional funds in the next twelve months;
        •   A summary of any product research and development that you will perform
            for the term of the plan;
        •   An indication of the amount of cash that will be required to bring your
            products under development to market;
        •   Any expected purchase or sale of plant and significant equipment; and
        •   Any expected significant changes in the number of employees.

        Refer to Item 303 of Regulation S-B.

Item 8A. Controls and Procedures, page 32

3.   We note your disclosure that management has concluded that your disclosure
        controls and procedures are adequate and effective "to ensure that material
        information relating to Apogee was made known to them by others, particularly
        during the time period in which this Annual Report on Form 10-KSB was being
        prepared." The language that is currently included after the word "effective" in
        your disclosure appears to be superfluous, since the meaning of "disclosure
        controls and procedures" is established by Rule 13a-15(e) of the Exchange Act.
        However, if you do not wish to eliminate this language, please revise future
        filings so that the language that appears after the word "effective" is substantially

similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

Consolidated Financial Statements

4.   Please tell us how you evaluated paragraphs 8 and 9 of SFAS 7 in assessing whether you should be reporting as a development stage enterprise. We see that you are devoting substantially all of your efforts to developing advanced drug delivery and sensor based health monitoring devices and systems and that there have been no significant revenues from these planned principal operations.

Note 1. The Company and Basis of Presentation, page F-6

5.   It appears that you currently have three business groups (1) Life Sciences, which is developing a drug delivery system, (2) Health Monitoring, which is developing health monitoring systems and (3) Sensors Products. Please tell us how you evaluated the requirements of SFAS 131 in assessing whether you have more than one reportable segment. Your response should describe how you considered the guidance from paragraphs 10 – 15 of SFAS 131.

Note 2. Summary of Significant Accounting Policies, page F-8

6.   We see that you have incurred significant expenses related to litigation and indemnification of legal expenses. Please revise future filings to include a discussion of your accounting policy for legal fees and other directly related costs to be incurred in conjunction with a loss contingency. Please refer to EITF Topic D-77.

Note 16. Commitments and Contingencies, page F-20

7.   We see from footnote 10 that you have been assuming and will continue to assume the legal costs and related expenses of Herbert M. Stein, in connection with a civil case and that you are indemnifying certain individuals under the SEC investigation. Please revise future filings to disclose the nature of the civil case. Please also disclose whether you have any amounts accrued under SFAS 5 for the litigation. In future filings when you deem that disclosure is necessary under paragraph 10 of SFAS 5, please also give an estimate of the amount or range of possible loss or state that such an estimate cannot be made.

8.   In future filings please also provide the disclosures required by paragraphs 9 and 10 of SFAS 5 for the SEC investigation, as applicable.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3605 if you have questions. In this regard, please do not hesitate to contact Brian Cascio, Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

Gary Todd
Reviewing Accountant